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December 27, 2022

VIA EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

Office of Real Estate & Construction,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Jeffrey Lewis
Jennifer Monick
Ronald Alpher
David Link

Re:	DiamondHead Holdings Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed November 22, 2022 File No. 333-267820

Ladies and Gentlemen:

On behalf of our client, DiamondHead Holdings Corp. (the “Company”), we are filing this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in a letter, dated December 19, 2022, with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission on November 22, 2022.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment including, where applicable, a cross-reference to the location in Amendment No. 2 of changes made in response to the Staff’s comment. Capitalized terms used, but not defined, herein have the meanings given to such terms in Amendment No. 2.

U.S. Securities and Exchange Commission

December 27, 2022

Amendment No. 1 to Registration Statement on Form S-4 filed November 22, 2022

Cover page

1.	We note your response to comment 1. Please revise to also indicate the value of the Founder Shares and the value of the Private Placement Warrants along with an aggregate value of the interests at risk.

Response: The Company has revised the disclosure on the cover page of Amendment No. 2 to indicate the value of the Founder Shares and the value of the Private Placement Warrants along with an aggregate value of the interests at risk.

Unaudited Pro Forma Condensed Combined Financial Information, page 68

2.	For certain transaction accounting adjustments, it appears that your pro forma balance sheet aggregates multiple adjustments into one numerical amount in the column for transaction accounting adjustments. For example purposes only, we note your adjustment for $161,694,564 is labeled 3c,d, we further note that adjustment 3(d)(7) appears to describe multiple items (i.e. earnout adjustment and transaction costs), and it is unclear what amounts result in the aggregate adjustment of $161,694,564. Please revise your pro forma balance sheet to provide a separate line for each transaction accounting adjustment and revise your footnotes to disaggregate multiple adjustments, as applicable.

Response: The Company has revised the disclosures on pages 72-75 and 78-83 of Amendment No. 2 to address the Staff’s comment.

3.	We note your response to comment 9 and your revisions to your filing. Please further revise to disclose the methodology, the quantitative inputs and any material assumptions used to calculate the estimated fair value for each finished land lot acquired from the Land Development Affiliates. In addition, please revise to disclose any material uncertainties, if any, with respect to this adjustment. Please refer to Rule 11-02 of Regulation S-X.

Response: The Company has revised the disclosures on pages 80 and 82-83 of Amendment No. 2 to address the Staff’s comment.

Legal Proceedings, page 117

4.	We note your response to comment 13 and we reissue it in part. Please revise to address the compensation and relief sought in each lawsuit.

Response: The Company has revised the disclosures on pages 122-123 of Amendment No. 2 to address indicate the compensation and relief sought in each lawsuit.

U.S. Securities and Exchange Commission

December 27, 2022

GSH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 157

5.	We note your revised disclosure on page 158 that states you had $478.7 million in revenues from sales of homes in 2021. This disclosure does not appear to align with the amount of revenues on your income statement. Please revise your disclosure regarding revenue from sales of homes to remove such disclosure or revise to further clarify what this amount represents, or advise.

Response: The Company has removed the reference to revenues from sales of homes on page 167 of Amendment No. 2.

6.	We note your response to comment 16 and your revised disclosures. Please further expand your disclosure to clarify how supply chain disruptions have had, and may continue to have, a material impact on GSH’s results of operations, liquidity or capital resources. In this regard, your enhanced disclosure should consider the quantitative impact of supply chain disruptions on GSH’s business, which you disclose generally resulted in increased costs for GSH to obtain building supplies and GSH having to absorb additional carrying costs on homes being constructed.

Response: The Company has revised the disclosure on page 168-169 of Amendment No. 2 to more fully describe certain steps taken by GSH in response to supply chain disruptions. For the supplemental information of the Staff, GSH respectfully submits that it is unable to quantify the impact on its results of operations, liquidity and capital resources attributable to supply chain disruptions with sufficient level of precision for disclosure, due in part to factors other than supply chain disruptions that it understands have affected the procurement of materials during the relevant period, including supply/demand imbalances. However, in future periods, to the extent information on the impact of supply chain disruptions on UHG’s results of operations, liquidity or capital resources is ascertainable, the Company will take in account the Staff’s comment when preparing disclosures.

7.	We note your response to comment 17 and your revised disclosure. Such disclosure does not appear to be consistent with your increase in cancellation rates and decrease in backlog. Please expand your discussion to disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by inflation. Trends or uncertainties may include the impact of inflation and mortgage interest rates on cost of sales, gross profit, inventory and taxes as well as decrease in demands for homes, increase in cancelation rates, and decrease in backlog.

Response: For the supplemental information of the Staff, GSH respectfully submits that the decrease in backlog is attributable in part to a slower sales pace as compared to recent periods, as well as a reduction in the amount of time that a home spends in backlog. GSH has observed that homes are spending less time in backlog due to compression of the average time between when a home is placed under contract and when the sale of the home is closed, as compared to recent periods, as well as a faster pace of home completion than in recent periods due to loosening of supply chain-related issues. This quicker movement of homes out of backlog, as well as fewer homes being added to backlog as a result of the slower sales pace, has led to a backlog decrease, even when cancellation rates have risen. The Company has revised the disclosure on page 169 of the Registration Statement to include additional detail regarding the amount of time homes spend in backlog.

The Business Combination Merger Consideration, page 193

U.S. Securities and Exchange Commission

December 27, 2022

8.	We note your response to comment 21, please address the following:

•	It appears that you assume that closing indebtedness less closing cash will be $93 million. Please clarify for us and in your filing your basis for your assumption that this amount will be $93 million.

•	To the extent that such amount can vary from $93 million, please clarify for us and in your filing if the amount of UHG Class A common shares, UHG Class B Common Share, shares underlying the Rollover Options, and shares underlying the Assumed Warrants can vary.

•	To the extent the share amounts can vary, please revise to expand your disclosure throughout your filing to address this variability.

This comment also applies to your note 1 and note 6 to the unaudited pro forma condensed combined financial information.

Response: The Company has revised the disclosures on pages viii and 205 of Amendment No. 2 to address the Staff’s comment.

Background of the Business Combination, page 195

9.	We note your response to comment 22. Please revise to address in greater detail the nature of the add-on business opportunities.

Response: The Company has revised the disclosure on page 209 of Amendment No. 2 to clarify that the Company and Company C did not move forward because DHHC did not have the add-on business that  Company C  required to move forward with a business combination.

Please contact me at (212) 558-4312 or downesr@sullcrom.com if you have any questions or require any additional information in connection with this letter or Amendment No. 2.

Sincerely yours,

/s/ Robert W. Downes
Robert W. Downes

cc:	David T. Hamamoto, DiamondHead Holdings Corp.
Michael Bayles, DiamondHead Holdings Corp.
Keith Feldman, DiamondHead Holdings Corp.
Michael Nieri, Great Southern Homes, Inc.
Tom O’Grady, Great Southern Homes, Inc.
Steve Lenker, Great Southern Homes, Inc.
Audra Cohen, Sullivan & Cromwell LLP
Andrew M. Tucker, Nelson Mullins Riley & Scarborough LLP
Erin Reeves McGinnis, Nelson Mullins Riley & Scarborough LLP